1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date February 17, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

VOLUNTARY ANNOUNCEMENT

YANZHOU COAL MINING COMPANY LIMITED

DEBT FINANCING TRANSACTION OF OVERSEAS SUBSIDIARY

This voluntary announcement is made by Yanzhou Coal Mining Company Limited.

On 17 February 2016, a subsidiary of the Company, Yancoal Australia announced that it would participate in a debt financing transaction which involves an issue of up to US$950 million nine-year debt bonds. The details are as follows:

Bonds

Principal

The Bonds will be issued in two tranches: the principal for the Tranche 1 Bonds will be up to US$760 million and the principal for the Tranche 2 Bonds will be US$190 million.

Interest

The annual interest rate for the Tranche 1 Bonds will be approximately 8.55% while the interest rate payable on the Tranche 2 Bonds will vary between 0% and 15% per annum, depending on the “Earnings Before Interest, Taxes, Depreciation and Amortization” (EBITDA) performance of the Bonds Issuer and its subsidiaries.

Other Terms

1.	United NSW Energy Ltd will gain control of the Bonds Issuer by having the right to appoint the majority of directors on the board of directors of the Bonds Issuer.

2.	Yancoal Australia will be appointed as the exclusive service provider of management, mine management, marketing and infrastructure services for the Bonds Issuer under 10 year contracts. The Bonds Issuer may terminate the term of service of Yancoal Australia with six-month notice.

3.	Yankuang Group will support the transaction through the grant of a Put Option to the Bonds Holders. The Put Option will allow the Bonds Holders to transfer their Bonds to Yankuang Group at face value during option exercise windows occurring after three, five, seven and nine years. Yankuang Group will not have the right to appoint directors of the Bonds Issuer and will not have any rights to guarantee and mortgages or other rights under the Bonds.

As a consequence of the transaction, Yancoal Australia will cease to control the Bonds Issuer (and its assets) from an accounting perspective. Yancoal Australia’s investment in the Bonds Issuer will be reflected in its balance sheet as an ‘investment accounted for using the equity method’ and appropriate disclosure of the financial position and financial performance of the Bonds Issuer will be included in the accounting notes in accordance with applicable accounting standards.

The issuance of the Bonds remains subject to satisfaction of a number of conditions precedent, including the obtaining of approval from the Foreign Investment Review Board of Australia, registrations from PRC regulatory authorities (the National Development and Reform Commission and the State Administration of Foreign Exchange) and receipt of certain other third party consents.

The issuance of the Bonds is expected before 30 April 2016, subject to the satisfaction of the all conditions precedent.

Information of the Bonds Issuer

The Bonds Issuer is wholly-owned by Yancoal Australia and is interested as to 100% in the mining assets of Donaldson, Ashton and Austar, New South Wales.

Ashton

Located in the Upper Hunter Valley region of New South Wales, the Ashton underground mine produces semi-soft coking coal for export through the Port of Newcastle.

Ashton produced 2.59 million tonnes of ROM coal and 1.19 million tonnes of saleable coal in 2014.

Austar

Located south west of Cessnock in the Newcastle Coalfields, Austar produces a premium semi-hard coking coal, characterised as the highest fluidity and lowest ash coking coal in Australia, with low phosphorous and low alkalis, shipping through the Port of Newcastle.

Austar produced 1.88 million tonnes of ROM coal for the period, with saleable coal production of 1.51 million tonnes in 2014.

Donaldson

Located in the Hunter Valley, Donaldson’s underground Abel mine produces thermal and semi-soft coking coal for blending, exporting via the Port of Newcastle.

Donaldson’s Abel underground mine produced 2.50 million tonnes of ROM coal and 1.95 million tonnes of saleable coal in 2014.

Information of the Bonds Holders

The Bonds are intended to be issued to financiers comprising BOCI Financial Products Limited, United NSW Energy Ltd and Industrial Bank Co. Ltd.

Industrial Bank Co. Ltd. is a Chinese bank listed on the Shanghai Stock Exchange.

United NSW Energy Limited is an alternative investment company incorporated in the British Virgin Islands and a subsidiary of Bohai Industrial Investment Fund Management Co. Ltd.

BOCI Financial Products Limited is a subsidiary of Bank of China Ltd.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“Bonds”	the US$950 million nine-year debt bonds proposed to be issued by the Bonds Issuer;

“Bonds Issuer”	a company wholly-owned by Yancoal Australia and was newly established, which is interested as to 100% in the mining assets of Donaldson, Ashton and Austar, New South Wales;

“Bonds Holders”	financiers comprising BOCI Financial Products Limited, United NSW Energy Ltd and Industrial Bank Co. Ltd.;

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Put Option”	the put option(s) to be granted by Yankuang Group to the Bonds Holders in relation to the Bonds;

“EBITDA”	earnings before interest, taxes, depreciation and amortization;

“Tranche 1 Bonds”	the first tranche of the Bonds with a principal of not more than US$760 million;

“Tranche 2 Bonds”	the second tranche of the Bonds with a principal of not more than US$190 million;

“USD”	the United States dollars, the lawful currency of the United States;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company. The shares of Yancoal Australia are traded on the Australian Securities Exchange;

“Yankuang Group”	Yankuang Group Company Limited, a company with limited liability reformed and established in accordance with PRC laws in 1996, being the controlling shareholder of the Company directly and indirectly holding 56.52% of the total share capital of the Company as at the end of this reporting period; and

“%”	percentage.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

17 February 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC